                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               DRKOOP.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   262098106
--------------------------------------------------------------------------------
                                (CUSIP Number)




                              Prime Ventures, LLC
                       233 Wilshire Boulevard, Suite 800
                        Santa Monica, California 90401
                                (310) 309-4000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                                W. Alex Voxman, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                         Los Angeles, California 90071
                                (213) 485-1234

                                August 22, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                       (Continued on the following page)

                               Page 1 of 12 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                Page 2 of 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Prime Ventures, LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           6,771,857 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,771,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          6,771,857 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,771,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,771,857 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                Page 3 of 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Highview Ventures, LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           1,571,428 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,771,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          1,571,428 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,771,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,343,285 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.3% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                Page 4 of 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Richard M. Rosenblatt

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           7,837,000 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          8,343,285 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          7,837,000 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          8,343,285 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,180,285 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.7% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                Page 5 of 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Edward A. Cespedes

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           2,600,000 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,771,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          2,600,000 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,771,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,371,857 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.2% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                Page 6 of 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Elizabeth Heller

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,771,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,771,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,771,857 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 7000 N. Mopac, Suite 400, Austin, Texas 78731.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed jointly by Prime Ventures, LLC, a Delaware limited liability company ("Prime"), Highview Ventures, LLC, a Delaware limited liability company ("Highview"), Richard M. Rosenblatt, an individual, Edward A. Cespedes, an individual, and Elizabeth Heller, an individual. Mr. Rosenblatt, Mr. Cespedes, Ms. Heller, Prime and Highview are the "Reporting Persons." Mr. Rosenblatt is a Managing Director of Prime and is the sole Managing Member of Highview. Highview holds a controlling voting interest in Prime. Mr. Cespedes is a Managing Director and member of Prime. Ms. Heller is a Managing Director and member of Prime.

          (b) The address of the principal business of all of the Reporting Persons is 233 Wilshire Boulevard, Suite 800, Santa Monica, California 90401.

          (c) Mr. Rosenblatt's occupation is Chairman and Chief Executive Officer of Prime and he is also the new Chief Executive Officer of the Company. Mr. Cespedes' occupation is Managing Director of Prime and he is also the new President of the Company. Ms. Heller's occupation is Managing Director of Prime and she also performs services for various Internet companies. The principal business of Prime is advising, operating and investing in Internet and technology companies. The principal business of Highview is holding the personal investments of Mr. Rosenblatt and his spouse, including their indirect interest in Prime.

          (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Rosenblatt, Mr. Cespedes and Ms. Heller are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The securities covered by this statement were acquired by Prime and Highview using funds from their working capital. Prime paid an aggregate of $1,000,000 of cash consideration and Highview paid an aggregate of $500,000 of cash consideration. In addition, Prime agreed to permit Mr. Rosenblatt, Mr. Cespedes and certain of its other employees to become employed by the Company. The securities issued directly to Mr. Rosenblatt and Mr. Cespedes that are covered by this statement were issued in connection with their employment agreements with the Company.

Item 4.   Purpose of Transaction.
          ----------------------

          The Company issued 2,750,000 shares of its Series D 8% Convertible Preferred Stock (the "Preferred Stock") for a purchase price of $10.00 per share in a private placement exempt from registration under the Securities Act of 1933, as amended. The private placement was completed in two closings, dated August 22 and August 25, 2000. In connection with the private placement, in addition to the shares of Preferred Stock purchased by the subscribers, the Company issued (i) to members of the new management team and certain new employees, options to purchase 13,371,000 shares of Common Stock for $0.35 per share; (ii) to Prime, Highview and certain members and associates of Prime, warrants to purchase 2,721,427 shares for $0.35 per share (collectively, the "Investor Warrants," a form of which is attached hereto as Exhibit 2) and (iii) to Prime, a warrant to purchase 3,629,000 shares for a
   ---------
purchase price of $0.35 per share (the "Prime Warrant," a form of which is attached hereto as Exhibit 3). In addition, Commonwealth Associates, L.P.
                   ---------
("Commonwealth"), the placement agent, received warrants and other compensation for placing the securities. As a result of these transactions, the Reporting Persons acquired the following securities:

          a. Prime acquired (i) 100,000 shares of Preferred Stock, which are initially convertible into 2,857,143 shares of Common Stock, (ii) an Investor Warrant to purchase 285,714 shares of Common Stock and (iii) the Prime Warrant;

          b. Highview acquired (i) 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock, and (ii) an Investor Warrant to purchase 142,857 shares of Common Stock;

          c. Mr. Rosenblatt was issued options to purchase 7,837,000 shares of Common Stock for $0.35 per share; and

          d. Mr. Cespedes was issued options to purchase 2,600,000 shares of Common Stock for $0.35 per share.

          Prior to this transaction, none of the Reporting Persons owned any debt or equity securities (including convertible securities) of the Company.

          The Company's new Chief Executive Officer, Mr. Rosenblatt, became a director following the initial closing of the private placement. Under an agreement that the Company entered into with Commonwealth in connection with the private placement, the Company agreed that for so long as 400,000 shares of Preferred Stock remain outstanding, the Company will use its reasonable efforts to cause to be elected to the Board of Directors two designees of Commonwealth and two designees of the holders of Preferred Stock. The Company expects that, Nancy Snyderman and John Zaccaro will resign as directors and that Edwin M. Cooperman and Joseph P. Wynne will become directors as Commonwealth's designees and Marshall S. Geller and Scott J. Hyten will become directors as designees of the Preferred Stock holders. In addition, it is expected that the new Board of Directors will nominate and elect George A. Vandeman as an additional director. This shift in board composition cannot take place until at least ten days after an information statement which complies with Rule 14f-1 of the Securities Exchange Act of 1934, as amended, is filed with the SEC and mailed to stockholders.

          The Reporting Persons acquired the Preferred Stock and the warrants for investment purposes. The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting the Company,
(iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company or otherwise take actions to maximize the value of that investment.

          Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future invest, sell, analyze or propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)(1) Prime acquired (i) 100,000 shares of Preferred Stock, which are initially convertible into 2,857,143 shares of Common Stock, (ii) an Investor Warrant to purchase 285,714 shares of Common Stock and (iii) the Prime Warrant to purchase 3,629,000 shares of Common Stock. Assuming the conversion of the warrants and all shares of Preferred Stock owned by Prime into Common Stock, Prime would own an aggregate of 6,771,857 shares of Common Stock. Following the issuance of all such shares, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 16.2% of the Common Stock.

          (a)(2) Highview acquired (i) 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock and (ii) an Investor Warrant to purchase 142,857 shares of Common Stock. In addition, Highview holds a majority of the voting securities of Prime and may be deemed to beneficially own the securities owned by Prime as described in (a)(1) above. Assuming the conversion of the warrants and all shares of Preferred Stock owned by Highview and Prime into Common Stock, Highview would beneficially own an aggregate of 8,343,285 shares of Common Stock. Following the issuance of all such shares, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 19.3% of the Common Stock.

          (a)(3) Mr. Rosenblatt was issued options to purchase 7,837,000 shares of Common Stock for $0.35 per share. Twenty five percent (25%) of these options vested immediately, and an additional twenty five percent (25%) vest on August 22, 2001, 2002 and 2003 so long as Mr. Rosenblatt remains employed by the Company, subject to acceleration under certain circumstances. In addition, in his capacity as the sole Managing Member of Highview and a Managing Director of Prime, Mr. Rosenblatt shares indirect voting and dispositive power with respect to the securities owned by Prime and Highview and may be deemed to be the beneficial owner of such securities. Assuming the exercise of the options held by Mr. Rosenblatt and conversion of the warrants and all shares of Preferred Stock owned by Highview and Prime into Common Stock, Mr. Rosenblatt would beneficially own an aggregate of 16,180,285 shares of Common Stock. Following the issuance of all such shares, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 31.7% of the Common Stock.

          (a)(4) Mr. Cespedes was issued options to purchase 2,600,000 shares of Common Stock for $0.35 per share. Twenty five percent (25%) of these options vested immediately, and an additional twenty five percent (25%) vest on August 22, 2001, 2002 and 2003 so long as Mr. Cespedes remains employed by the Company, subject to acceleration under certain circumstances. In addition, in his capacity as a Managing Director and member of Prime, Mr. Cespedes may be deemed to share indirect voting and dispositive power with respect to Prime's 6,771,857 shares and may be deemed to be the beneficial owner of such securities.
Assuming the exercise of the options held by Mr. Cespedes and conversion of the warrants and all shares of Preferred Stock owned by Prime into Common Stock, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 21.2% of the Common Stock. The foregoing shall not be deemed an admission by Mr. Cespedes that he is the beneficial owner of securities owned by Prime.

          (a)(5) In Ms. Heller's capacity as a Managing Director and member of Prime, Ms. Heller may be deemed to share indirect voting and dispositive power with respect to Prime's 6,771,857 shares and may be deemed to be the beneficial owner of such securities. Assuming the conversion of the warrants and all shares of Preferred Stock owned by Prime into Common Stock, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 16.2% of the Common Stock. The foregoing shall not be deemed an admission by Ms. Heller that she is the beneficial owner of securities owned by Prime.

          The percentage ownership amounts of the Reporting Persons described above are calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. As a result, such amounts do not take into account the effect of conversion or exercise of securities convertible into Common Stock of the Company (including the Preferred Stock and warrants issued in the private placement) that are not beneficially owned by the applicable Reporting Persons. In addition, the instruments governing the Preferred Stock, Investor Warrant and Prime Warrant contain anti-dilution provisions which, if triggered, could result in a different number of shares of common stock (and different corresponding percentage ownership) beneficially owned by the applicable Reporting Persons.


          Assuming conversion of the Preferred Stock, exercise of the Investor Warrant, exercise of the Prime Warrant and exercise of options held by the applicable Reporting Person(s):

          (b)(1) Prime has the sole power to vote or to direct the vote and dispose or to direct the disposition of 6,771,857 shares of Common Stock.

          (b)(2) Highview has the sole power to vote or to direct the vote and dispose or to direct the disposition of 1,571,428 shares of Common Stock. In addition, Highview, which controls the Voting Securities of Prime, shares the power to vote or to direct the vote and dispose or to direct the disposition of 6,771,857 shares of Common Stock. Highview has the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 8,343,285 shares of Common Stock.

          (b)(3) Mr. Rosenblatt has the sole power to vote or to direct the vote and dispose or to direct the disposition of 9,408,428 shares of Common Stock.
In addition, Mr. Rosenblatt, as the Managing Member of Highview and a Managing Director of Prime, shares the power to vote or to direct the vote and dispose or to direct the disposition of 8,343,285 shares of Common Stock. Mr. Rosenblatt has the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 16,180,285 shares of Common Stock.

          (b)(4) Mr. Cespedes has the sole power to vote or to direct the vote and dispose or to direct the disposition of 2,600,000 shares of Common Stock.
In addition, Mr. Cespedes, as a Managing Director of Prime, may be deemed to share the power to vote or to direct the vote and dispose or to direct the disposition of 6,771,857 shares of Common Stock. Consequently, Mr. Cespedes may be deemed to have the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 9,371,857 shares of Common Stock. The foregoing shall not be deemed an admission by Mr. Cespedes that he is the beneficial owner of securities owned by Prime.

          (b)(5) Ms. Heller, as a Managing Director of Prime, may be deemed to share the power to vote or to direct the vote and dispose or to direct the disposition of 6,771,857 shares of Common Stock. The foregoing shall not be deemed an admission by Ms. Heller that she is the beneficial owner of securities owned by Prime.

          (c) None, to the knowledge of the Reporting Persons.

          (d) None, to the knowledge of the Reporting Persons.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Mr. Rosenblatt and Mr. Cespedes each entered into a Lock-Up Agreement with Commonwealth in the form of Exhibit 4 attached hereto (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, for a period of twelve months from the date of the final closing of the private placement, neither Mr. Rosenblatt nor Mr. Cespedes may transfer any securities of the Company held by such person or acquired by such person during the lock-up period. Commonwealth, in turn, may not transfer any of its warrants or the underlying shares unless Mr. Rosenblatt, Mr. Cespedes, and certain other parties have been released from their lock-up agreements. The Investor Warrants acquired by Prime and Highview are subject to similar lock-up provisions.

          As a condition to acquiring the Preferred Stock in connection with the private placement, each subscriber separately agreed with the Company to vote in favor of (a) an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock and (b) granting certain options to the Company's new management team and approving a related new option plan to the extent such approval is required. Each of Prime and Highview executed such an agreement. Neither Prime nor Highview believes such agreement causes it to be considered to be acting in concert with or a member of a group with other investors who subscribed for Preferred Stock.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1. Joint Filing Agreement, dated as of September 1, 2000, by and among Prime Ventures, LLC, a Delaware limited liability company, Highview Ventures, LLC, a Delaware limited liability company, Richard M. Rosenblatt, Edward A. Cespedes and Elizabeth Heller.

     Exhibit 2. Form of Investor Warrant, by and between drkoop.com, Inc., a Delaware corporation and the holder thereof.

     Exhibit 3. Prime Warrant, by and between drkoop.com, Inc., a Delaware corporation and the holder thereof.

     Exhibit 4. Form of Lock-Up Agreement, by and between Commonwealth Associates, L.P. and the signatory thereto.

     Exhibit 5. Non-Qualified Stock Option Agreement dated as of August 22, 2000 by and between the Company and Edward A. Cespedes.

     Exhibit 6. Non-Qualified Stock Option Agreement dated as of August 22, 2000 by and between the Company and Richard M. Rosenblatt.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 1, 2000                     RICHARD M. ROSENBLATT

                                             By: /s/ Richard M. Rosenblatt
                                                 ---------------------------
                                                 Richard M. Rosenblatt


Dated: September 1, 2000                     EDWARD A. CESPEDES

                                             By: /s/ Edward A. Cespedes
                                                 ---------------------------
                                                 Edward A. Cespedes


Dated: September 1, 2000                     ELIZABETH HELLER

                                             By: /s/ Elizabeth Heller
                                                 ---------------------------
                                                 Elizabeth Heller


Dated: September 1, 2000                     PRIME VENTURES, LLC

                                             By: /s/ Richard M. Rosenblatt
                                                 ---------------------------
                                                 Name:   Richard M. Rosenblatt
                                                 Title: Chief Executive Officer


Dated: September 1, 2000                     HIGHVIEW VENTURES, LLC

                                             By: /s/ Richard M. Rosenblatt
                                                 ---------------------------
                                                 Name:   Richard M. Rosenblatt
                                                 Title: Managing Member

                                 EXHIBIT INDEX
                                 -------------



Exhibit 1. Joint Filing Agreement, dated as of September 1, 2000, by and among Prime Ventures, LLC, a Delaware limited liability company, Highview Ventures, LLC, a Delaware limited liability company, Richard M. Rosenblatt, Edward A. Cespedes and Elizabeth Heller.

Exhibit 2. Form of Investor Warrant, by and between drkoop.com, Inc., a Delaware corporation and the holder thereof.

Exhibit 3. Prime Warrant, by and between drkoop.com, Inc., a Delaware corporation and the holder thereof.

Exhibit 4. Form of Lock-Up Agreement, by and between Commonwealth Associates, L.P. and the signatory thereto.

Exhibit 5. Non-Qualified Stock Option Agreement dated as of August 22, 2000 by and between the Company and Edward A. Cespedes.

Exhibit 6. Non-Qualified Stock Option Agreement dated as of August 22, 2000 by and between the Company and Richard M. Rosenblatt.